Exhibit 99.2

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the Three and Nine Month Periods Ended September 30, 2020

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

• the Company’s expansion plans; and

• its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s condensed interim consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated November 30, 2020.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. The shares of Tidal were exchanged for shares of MichiCann on a 2:1 basis. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchange for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

All convertible series II preferred shares are convertible into common shares, on a one for one basis, at any time between thirteen months and twenty-four months after their initial issuance date.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

An aggregate 101,345,349 common shares, 101,345,349 convertible series II preferred shares, 595,430 share purchase warrants and 7,962,679 stock options were issued to the former holders of MichiCann common shares, MichiCann warrants and MichiCann stock options, respectively. Refer to Note 5 for further details on the amalgamation.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares and the underlying shares for 3,000,000 Options. The escrow agreements carry various release terms between 6 and 18 months.

As a result of the completion of this transaction, the former holders of MichiCann Shares now hold approximately 82.25% of the issued and outstanding common shares and former holders of Tidal shares now hold 17.75% of the Common Shares, in each case, on a non-diluted basis.  A new board and new management assumed control of the Company on June 5, 2020, the shares of the Company resumed trading on the Canadian Stock Exchange under the new trading symbol “RWB”.

Prior to the amalgamation, Tidal’s primary business was investing in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

RWB is an investment company with a focus on the United States cannabis industry. The Company’s current investments are primarily in the investment in PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below) and the acquisition of Mid-American Growers Inc. (“MAG”), which completed on April 24, 2020 and is further described in the condensed interim consolidate financial statements for the three and nine month periods ended September 30, 2020 and 2019.

The Company holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to the Company completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023 unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018, and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing/manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. They control 2 locations for processing and 18 planned and operational dispensaries.

Plans are underway to roll out unified corporate branding to allow for even greater efficiency and scaling outside Michigan.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

The Company closed the acquisition of MAG on April 24, 2020. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois.  The company intends to grow, process and sell various hemp and CBD products through this facility.

The company acquired the licensing rights for the branding of High Times® dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture® brand.

Under the terms of Licensing Agreements, RWB has the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. RWB plans to sub-license to its investee in Michigan for its 18 planned and operational dispensaries, to be rebranded as High Times stores and allow the investee to create and sell cannabis derived products both within their own locations as well as to third parties in Michigan.

The company acquired Platinum Vape of California. Platinum Vape are purveyors of a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma.

The Platinum Vape Family consist of:

Vape Cartridges

Platinum Vape offers a wide range of disposable and reusable vape cartridges as well as pods in a variety of strain-specific flavors and effects.

Chocolates

Platinum Vape’s cannabis-infused chocolates are carefully crafted, palate driven creations that check all the right boxes. By combining the skills of a sophisticated chocolatier with seasoned cannabis experts, they were able to create a multi-faceted high that satisfies both your experience and your taste buds.

Gummies

Platinum Vape’s Gummy Coins are not your average infused treat. Meticulously crafted on candy traditions of its German origins, each uniquely flavored gummy provides a delightfully chewy experience. Their reusable tins are filled with 20 Gummy Coins that contain 5mg THC, thus promoting convenience and portability.

Packaged Flower and Pre-rolls

Platinum Vape’s indoor grown cannabis flower are cultivated to an unprecedented level of perfection. Their farming partners are masters at their craft to ensure cannabis flower that is unprocessed, pesticide-free, and lab tested. The traditions of growing, cutting, drying and curing are never rushed resulting in optimal consistency and high-potency cannabis. Available in both jars and pre-rolls, we categorize our strains under three effects: Indica, Sativa and Hybrid.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

GOING CONCERN

As at September 30, 2020, the Company’s working capital deficiency was $48,669,179 (December 31, 2019 – working capital deficiency of $16,071,433) and has accumulated losses of $44,435,555 (December 31, 2019 - $14,677,625) since inception. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following September 30, 2020. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successfully in obtaining financing to date, and believes it will be able to obtain sufficient funds int the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favourable to the Company or at all.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

PROPOSED TRANSACTION

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company will acquire all of the issued and outstanding shares of Kings Garden.

During the period ended September 30, 2020, the Company determine it would no longer pursue the acquisition of Kings Garden. As such, the $1,853,059 deposit advanced to Kings Garden under the terms of this LOI has been written off and is recorded in net loss.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited consolidated financial statements of the Company:

	Years Ended December 31, (audited)
	2019	2018	2017
Total revenues	$ -	$ -	$ -
Interest expense	3,540,353	-	-
Professional fees	1,952,329	53,522	2,442
Consulting fees	919,839	325,000	27,083
Salaries and wages	568,167	-	-
Net loss and comprehensive loss	12,513,900	2,131,039	32,686
Net loss per share – Basic & fully diluted	0.16	0.06	32,686
Totals assets	107,979,469	34,937,686	624,638
Total liabilities	55,542,045	161,937	586,373
Cash dividends declared per share	Nil	Nil	Nil

Selected Quarterly Information

	Quarters ended
	September 30, 2020	June 30, 2020	Mar 31, 2020
Sales	$ 6,093,688	1,512,050	$ -
Cost of sales, before fair value adjustments	1,880,889	272,745	-
Gross profit before gain on fair value of biological assets	4,212,799	1,239,305	-
Gross profit	6,014,075	9,514,065	-

Interest expense	2,175,426	2,080,625	1,961,952
Professional fees	1,697,111	572,577	257,567
Consulting fees	767,652	434,256	321,488
Salaries and wages	3,417,228	536,781	204,182
Listing expense	-	22,832,281	-
Net comprehensive (income) loss	8,367,015	24,954,994	(2,745,529)
Net (income) loss per share – Basic & fully diluted	0.05	0.20	(0.03)
Total assets	328,984,780	241,679,918	141,780,222
Total liabilities	165,651,645	92,100,904	85,475,194
Cash dividends declared per share	Nil	Nil	Nil

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

RESULTS OF OPERATIONS

For the nine months period ended September 30, 2020 compared to the nine months period ended September 30, 2019.

As a result of MAG acquisition, the Company began generating revenue on April 24, 2020.  As a result of PV acquisition, the Company began generating significantly more revenue from September 14, 2020.  However, the Company still relies on external financings to generate capital.  As a result, the Company has continued to incur losses since its inception including for the years ended December 31, 2019 and 2018.

The Company’s ability to continue operations is dependent on management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.  The Company is considering various financing options to fund its operations.

On September 24, 2020, the Company closed the bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option. The Offering was co-led by PI Financial Corp. and Eight Capital on behalf of a syndicate of underwriters including Canaccord Genuity Corp. and Echelon Wealth Partners Inc.

During the nine month period ended September 30, 2020, the Company incurred a net loss and comprehensive loss of $29,087,348 (2019 - $8,667,793).  The increase in net loss and comprehensive loss of $20,419,555 was mainly attributable to the net effect of:

•Increase of $7,605,738 in sales, from $Nil in 2019 to $7,605,738 in 2020.  The increase is related to hemp sales generated by MAG and cannabis vape sales generated by PV after the acquisitions.

•Increase of $2,153,634 in cost of sales from $Nil in 2019 to $2,153,634 in 2020.  The increase related to hemp sales generated by MAG and cannabis vape sales generated by PV after the acquisitions.

•Increase of $10,845,752 in unrealized fair value gain on biological assets from $Nil in 2019 to $10,845,752.  The increase in related to fair value adjustment on hemp biological assets and harvested hemp inventory.

•Increase of $769,716 in realized fair value amounts included in inventory sold from $Nil in 2019 to $769,716.  The increase is related to fair value adjustment on harvested hemp inventory and sale of the hemp inventory.

•Increase of $6,218,003 in interest expense from $Nil in 2019 to $6,218,003 in 2020.  The expense is related to interest on the credit facility.

•Increase of $1,461,070 in general and administration from $3,586,439 in 2019 to $5,047,509 in 2020.  The increase was to support increased operating activities as a result of acquisition of MAG and PV.

•Increase of $4,158,191 in salaries and wages from $Nil in 2019 to $4,158,191 in 2020.  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.  Another cause of the increase is the increased number of employees as a result of MAG and PV acquisition.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

•Increase of $3,233,484 in depreciation amortization from $Nil in 2019 to $3,233,484 in 2020.  The increase is related to increased depreciable property as a result of MAG acquisition and amortization of High Times licensing agreement.

•Increase of $2,527,255 in professional fees from $Nil in 2019 to $2,527,255 in 2020.  The increase in professional fees resulting from significant increase in legal and other professional work related to the reverse takeover, High Times licensing agreement, acquisition of MAG and PV.

•Decrease of $137,480 in commission from $2,286,672 to $2,149,192 in 2020.  The expense is mainly related to the bridge financing transaction which was amended on January 10, 2020.

•Decrease of $1,395,801 in share-based compensation from $3,160,663 to $1,764,862 in 2020.  The expense is related to stock options issued to executives, consultants, officers and employees of the Company.

•Increase of $1,346,720 in marketing from $324,661 in 2019 to $1,671,381 in 2020.  The increase was to support increased marketing and investor relations activities.

•Increase of $1,523,396 in consulting fees from $Nil in 2019 to $1,523,396 in 2020.  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.

•Increase of $4,651,195 in foreign exchange gain from loss of $270,674 in 2019 to gain of $4,380,521 in 2020.

•Increase of $469,750 in interest income from $2,899,614 in 2019 to $3,369,364 in 2020.  The income is related to accrued interest on the Debenture.

•Increase of $260,740 in accretion of loans receivable from $1,411,686 in 2019 to $1,150,946 in 2020.  The income is related to accretion on the Debenture.

•Increase of $425,610 in management fees from $Nil in 2019 to $425,610 in 2020.  The management fee is related to management fee charged.

•Decrease of $1,929,983 in loss on revaluation of call option from $3,349,984 in 2019 to $1,420,001 in 2020.  The loss is related to revaluation of Put/Call option with PharmaCo.

•Increase of $185,236 in gain on disposal from $Nil in 2019 to $185,236 in 2020.  The increase is related to gain on disposal of equipment.

•Increase of $1,853,059 in write off of deposit from $Nil in 2019 to $1,853,059 in 2020.  The write off is related to Company’s decision not to pursue the acquisition of Kings Garden.

•Increase of $209,465 in revaluation of investment from $Nil in 2019 to $209,465 in 2020

•Increase of $608,598 in tax expense from $Nil in 2019 to $608,598 in 2020.  The increase is related to accrued tax payable on profit from Cannabis revenue generated by PV.

•Increase of $22,832,281 in listing expense from $Nil in 2019 to $22,832,281 in 2020.  The expense is related to listing expense resulted from the reverse takeover transaction.

The increase in overall expenses during the nine months period ended September 30, 2020 is in line with management expectation.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

BIOLOGICAL ASSETS

The Company’s biological assets consist of approximately 550,000 plants as at September 30, 2020.  The continuity of biological assets is as follows:

Carrying amount, December 31, 2019	$ -
Acquired from MAG acquisition	6,500,637
Capitalized cost	1,365,556
Fair value adjustment	10,845,752
Transferred to inventory	(13,264,406)
Currency translation adjustment	160,894
Carrying amount, September 30, 2020	$ 5,608,433

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. The inputs and assumptions used in determining the fair value of biological assets include:

* Selling price per gramLevel 3 input

* Stage of growthLevel 3 input

* Average yield per plantLevel 3 input

* Attrition rateLevel 3 input

Fair Value Measurement Disclosure

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs ($)
Estimated selling price ($/gram)	$0.19	241,525
Stage of growth (weeks)	9.3	101,031
Average yield by plant (gram)	71.41	241,525
Attrition	5%	(32,346)
Post-harvest costs ($/gram)	$0.01	74,022

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations.  Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at September 30, 2020, the Company had working capital deficiency of $48,669,179 (2019 - working capital deficiency of $16,071,433).  Changes in these amounts are as follows:

	September 30, 2020	December 31, 2019	Change
Current assets
Cash	$ 11,987,515	$ 1,378,687	$ 10,608,828
Prepaid expenses	9,847,093	124,140	9,722,953
Accounts receivable	4,333,425	1,463,388	2,870,037
Biological assets	5,608,433	-	5,608,433
Inventory	18,923,012	-	18,923,012
Loans receivable	44,833,370	36,504,397	8,328,973
Total current assets	95,532,848	39,470,612	56,062,236

Current liabilities
Accounts payable and accrued liabilities	49,493,899	1,334,370	48,159,528
Contingent liabilities	24,893,850	-	24,893,850
Convertible debentures	456,000	17,597,600	(17,141,600)
Current loan payable	1,095,706	-	1,095,706
Lease liabilities	463,272	-	463,272
Credit facility	67,799,300	36,610,075	31,189,225
Total current liabilities	144,202,027	55,542,045	88,659,982
Working capital deficiency	$ 48,669,179	$ 16,071,433	$ 32,597,746

The Company believes that the current capital resources are not sufficient to pay overhead expenses for next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As at September 30, 2020, the shareholders’ equity of $163,333,135 (2019 - $52,437,424) consisted of common shares of $120,594,312 (2019 - $61,366,160), convertible series I preferred shares of $3,664,799 (2019 - $Nil), convertible series II preferred shares of $63,399,626 (2019 - $Nil), contributed surplus of $19,291,403 (2019 - $5,748,889), cumulative translation adjustment of $818,550 (2019 - $Nil) and deficit of $44,435,555 (2019 - $14,677,625).

As at September 30, 2020, there is no commitment for capital expenditures.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

CONTRACTUAL OBLIGATIONS

As of September 30, 2020, the Company has a lease for manufacturing and distribution facility in San Diego, which expire on October 15, 2022.  The Company’s future monthly rental payments for these leased premises are approximately $346,000 USD.

OUTSTANDING SHARE DATA

a)Authorized Share Capital: unlimited common shares without par value.

b)Issued and Outstanding as at September 30, 2020;

a.185,771,886 common shares (2019 – 82,140,282),

b.3,181,250 convertible series I preferred shares (2019 – Nil)

c.112,040,549 convertible series II preferred shares (2019 – Nil)

Common shares

On April 24, 2020, the Company issued 17,133,579 common shares to MAG Sellers on closing of the MAG acquisition.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to finders.

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issued 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 common shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement.

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement.

On June 30, 2020, the Company issued 2,339,200 common shares to investor to settle outstanding advances of $5,848,000.

On August 13, 2020, the Company issued 500,000 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $250,000.

On September 24, 2020, the Company issued 33,350,000 common shares pursuant to bought deal financing agreement for aggregate net proceeds of $21,750,000.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

On September 24, 202, the Company issued 500,000 common shares pursuant to transact cost for $10,000,000 convertible debenture issued on September 11, 2020

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders.

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to finders.

On June 8, 2020, the Company issued 975,000 convertible series II preferred shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 30, 2020, the Company issued 2,339,200 convertible series II preferred shares to investor to settle outstanding advances of $5,848,000 at a deemed price of $2,50 per unit.

On September 24, 2020, the Company issued 500,000 convertible series II preferred shares pursuant to transaction cost for $10,000,000 convertible debenture issued on September 11, 2020.

Warrants

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. During the nine months ended September 30, 2020, the Company issued 1,186,711 warrants related to the reverse takeover transaction and 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00
Issued	39,036,711	0.92
Exercised	(616,875)	(0.80)
Cancelled	(569,836)	(3.35)
Balance at September 30, 2020	38,445,340	$ 0.88

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

The following warrants were outstanding at September 30, 2020:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
June 10, 2020	December 6, 2020	$ 0.00	4,500,000	-
September 24, 2020	September 24, 2020	$1.00	33,350,000	-
			38,445,340	595,340

Options

On January 11, 2020, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.  These stock options have an exercise price of 1.00 and expire on January 11, 2025.

On January 11, 2020, the Company granted 271,429 stock options to an employee of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $1.00 and expire on January 11, 2025

On April 1, 2020, the Company granted 161,250 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

On July 6, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $0.90 and expire on July 6, 2025.

On July 27, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $1.00 and expire on July 27, 2025.

On August 11, 2020, the Company granted 100,000 stock options to employees of the Company.  These options vested 100% on August 11, 2020.  These stock options have an exercise price of $0.60 and expire on August 11, 2025.

On September 8, 2020, the Company granted 250,000 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $0.66 and expire on September 8, 2025.

On September 10, 2020, the Company granted 15,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.66 and expire on September 10, 2025.

The options granted during the period ended September 30, 2020 have a fair value of $1,802,908 (2019 - $1,916,616) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

	2020	2019
Risk-free interest rate	0.59%	2.27%
Expected term (in years)	4.04	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the nine months ended September 30, 2020, the Company recognized $1,764,862 (2019 - $3,160,663) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80
Granted	2,796,789	3.75
Exercised	(1,475,000)	0.50
Cancelled	(187,500)	1.00
Balance at September 30, 2020	8,564,289	$ 1.81

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

The following options were outstanding and exercisable at September 30, 2020:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

June 22, 2018	June 22, 2023	$5.28	468,045	468,045
September 14, 2018	September 14, 2023	USD $3.84	6,250	5,469
October 1, 2018	October 1, 2023	$0.50	3,025,000	2,278,125
December 12, 2018	December 12, 2023	USD $1.84	45,000	39,375
January 15, 2019	January 15, 2024	$1.00	500,000	500,000
January 15, 2019	January 15, 2024	$2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	300,000
April 1, 2019	April 1, 2024	$1.00	400,000	350,000
April 15, 2019	April 15, 2024	$1.00	12,500	5,813
April 26, 2019	April 26, 2024	$5.44	1,279,815	1,279,815
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	175,000	131,250
May 21, 2019	May 21, 2024	$1.00	30,000	22,500
November 13, 2019	November 13, 2024	$1.00	100,000	29,167
November 22, 2019	November 22, 2024	$1.00	25,000	7,292
January 11, 2020	January 11, 2025	$1.00	371,429	180,358
April 1, 2020	April 1, 2025	$1.00	161,250	-
July 6, 2020	July 6, 2025	$0.90	50,000	-
July 27, 2020	July 27, 2025	$1.00	50,000	-
August 11, 2020	August 11, 2025	$0.60	100,000	100,000
September 8, 2020	September 8, 2025	$0.66	250,000	-
September 10, 2020	September 10, 2025	$0.66	15,000	-
Balance at September 30, 2020			8,564,289	6,817,364

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim statements of financial position as at September 30, 2020 and December 31, 2019 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

September 30, 2020
Cash	11,987,515	-	-	11,987,515
Accounts receivable	4,333,425	-	-	4,333,425
Loans receivable	91,078,335	-	-	91,078,335
Refundable deposits	509,620	-	-	509,620
Call option	-	-	19,828,224	19,828,224
Total	107,908,895	-	19,828,224	127,737,119

Accounts payable and accrued liabilities	49,493,899	-	-	49,493,899
Credit facility	67,799,300	-	-	67,799,300
Loan payable	21,449,618	-	-	21,449,618
Total	138,742,817	-	-	138,742,817

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Credit facility	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and

•Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

On January 4, 2019, the Company entered a Put/Call Option Agreement with PharmaCo.  The call option is financial instrument measured at fair value through profit or loss.  As at September 30, 2020, the fair value of the call option was determined to be $19,828,224 (December 31, 2019 - $19,547,757).  During the period ended September 30, 2020, the Company recorded revaluation of call option of $1,420,001 (2019 - $2,008,403).

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(b)Foreign Exchange Rate

The Company has cash and loans receivable denominated in US dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At September 30, 2020, a 5% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net income/loss by approximately $482,000 (2019 - $2,064,000)

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash and cash equivalents is at nominal interest rates, and therefore the Company does not consider interest rate risk to be significant.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

As at September 30, 2020, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent of these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at September 30, 2020, the Company had a cash balance of $11,987,515 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $144,202,026 (December 31, 2019 - $55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of September 30, 2020.

CREDIT FACILITY

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, the Company (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG (collectively as borrowers).

The Amended Facility increased the Facility Limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing Facility and USD $22,750,000 was used to complete the MAG Acquisition and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

a)the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

b)the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

LOAN PAYABLE

The Company’s loan payable consists of a loan with a commercial lender acquired with the acquisition of Mid-American Growers, Inc. The principal of USD $1,676,000 bears interest at 1% per annum. The Company is required to make monthly repayments of USD $89,335 until April 6, 2022 at which point the loan will be fully repaid. As of September 30, 2020, $1,095,706 of the loan is payable within 12 months and is classified as a current liability on the condensed interim statements of financial position. The

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

remaining $21,409,618 payable is classified as a non-current liability.  The balance includes $20,008,500 note payable issued in PV acquisition.

SIGNIFICANT ACCOUNTING POLICIES

The following outlines use of estimates and judgements in the preparation of the condensed interim consolidated financial statements, and significant accounting policies of the Company which have not been included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019:

Biological assets

While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories.  They include the direct cost of seeds and growing materials as well as other direct costs such as utilities and supplies used in the growing process.  Indirect labour for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs.  Direct and indirect costs of biological assets are capitalized based on standard costing as they are incurred and they are all subsequently recorded within the line item ‘cost of sales’ in profit or loss in the period that the related product is sold.  The variance between amount capitalized based on standard costing and actual costs is recorded within the line item ‘cost of sales’ in profit or loss in the period that related costs are incurred.  Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statements of comprehensive loss.  Biological assets are measured at their fair value less costs to sell on the consolidated statements of financial position.

Inventory

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest.  They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection.  All direct and indirect costs related to inventory are capitalized as they are incurred and they are subsequently recorded within ‘cost of sales’ in profit or loss at the time hemp is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line on the face of the consolidated statements of comprehensive loss.  Inventory is measured at lower of cost or net realizable value on the consolidated statements of financial position.

Revenue recognition

The Company follows the following steps for accounting for revenue from contracts with customers:

(1)Identify the contract with customer

(2)Identify the performance obligation(s)

(3)Determine the transaction price

(4)Allocate the transaction price to the performance obligation(s)

(5)Recognize revenue when/as performance obligations(s) are satisfied

Revenue from the direct sale of hemp to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and customer has paid for the goods.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the consolidated financial statements for the year ended December 31, 2019.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company reviewed its operations and noted no material impact on the adoption of IFRS 16.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

RELATED PARTY TRANSACTIONS

Key management compensation

The following is a summary of related party transactions that occurred during the nine months ended September 30, 2020:

(a)Included in accounts payable and accrued liabilities is $121,500 (December 31, 2019 - $377,157) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

(b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	September 30, 2020 $	September 30, 2019 $
Consulting fees paid or accrued to a company controlled by the director of the Company	121,500	67,500
Salary paid to management of the company	319,687	355,854
Share-based compensation	138,160	446,776

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the nine months ended September 30, 2020 and 2019.

Related party liabilities

The following amounts are included in accounts payable and accrued liabilities as at September 30, 2020 and December 31, 2019:

	September 30, 2020 $	December 31, 2019 $
Marchese Design Inc.	121,500	-
David Quinn	-	29,876
Brad Rogers	-	347,281
Total related party payables	121,500	377,157

Amounts due to related parties have no stated terms of interest and/or repayment, and are unsecured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

OUTSTANDING SHARES DATA AS OF REPORT DATE:

Issued and outstanding common shares	185,771,886
Series I preferred shares	3,181,250
Series II preferred shares	112,540,549
Warrants outstanding	38,445,340
Stock options outstanding	15,249,289

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the nine month period ended September 30, 2020

OUTLOOK

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SUBSEQUENT EVENTS

Platinum expanding into Arizona

On October 8, 2020, Platinum Vape entered into a services agreement and sublease with a leading MSO in the State of Arizona. Under these agreements, PV has subleased a licensed facility that encompasses approximately 6,000 square feet of space and expects to see PV branded products in the Arizona market in fourth quarter in 2020.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.